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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 2)
Under the Securities Exchange Act of 1934
INSITE VISION INCORPORATED

(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)
457660 10 8

(CUSIP Number)
EVAN MELROSE
PTV SCIENCES
221 WEST 6TH STREET, SUITE 700
AUSTIN, TEXAS 78701
TELEPHONE: (512) 542-0010

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 23, 2008

(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	457660 10 8

1	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) Pinto Technology Ventures, L.P. I.R.S. ID No.: 27-0049242

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (1)
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,238,999 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

10,238,999 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,238,999 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.5%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13D amendment is filed by Pinto Technology Ventures, L.P. (“Pinto LP”), Pinto Technology Ventures GP, L.P. (“Pinto GP”), Pinto TV GP Company LLC (“Pinto LLC”), Matthew S. Crawford (“Crawford”) Evan S. Melrose (“Melrose”) and Timothy McInerney (“McInerney” and, together with Pinto LP, Pinto GP, Pinto LLC, Crawford and Evans, the “Reporting Persons”).
(2) As described in Item 5 below, Pinto LP holds 7,744,621 shares of Common Stock and 2,494,378 shares of Common Stock issuable pursuant to warrants. Pinto LLC serves as the sole general partner of Pinto GP, which serves as the sole general partner of Pinto LP. Pinto LLC and Pinto GP own no securities of the Issuer directly and share power to vote and dispose of the shares held by Pinto LP. Crawford and Melrose serve as managers of Pinto LLC and may be deemed to share power to vote and dispose of the shares held by Pinto LP; however, they disclaim beneficial ownership of the shares held by Pinto LP, except to the extent of their pecuniary interests therein. Pinto LP also disclaims beneficial ownership of the shares held by McInerney.
(3) This percentage is calculated based upon 94,628,937 shares of Common Stock outstanding (as of July 28, 2008) as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on August 11, 2008.

CUSIP No.	457660 10 8

1	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) Pinto Technology Ventures GP, L.P. I.R.S. ID No.: 27-0049236

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑ (1)
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,238,999 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

10,238,999 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,238,999 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.5%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13D amendment is filed by the Reporting Persons.
(2) As described in Item 5 below, Pinto LP holds 7,744,621 shares of Common Stock and 2,494,378 shares of Common Stock issuable pursuant to warrants. Pinto LLC serves as the sole general partner of Pinto GP, which serves as the sole general partner of Pinto LP. Pinto LLC and Pinto GP own no securities of the Issuer directly and share power to vote and dispose of the shares held by Pinto LP. Crawford and Melrose serve as managers of Pinto LLC and may be deemed to share power to vote and dispose of the shares held by Pinto LP; however, they disclaim beneficial ownership of the shares held by Pinto LP, except to the extent of their pecuniary interests therein. Pinto GP also disclaims beneficial ownership of the shares held by McInerney.
(3) This percentage is calculated based upon 94,628,937 shares of Common Stock outstanding (as of July 28, 2008) as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on August 11, 2008.

CUSIP No.	457660 10 8

1	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) Pinto TV GP Company LLC I.R.S. ID No.: 43-2059018

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑ (1)
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,238,999 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

10,238,999 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,238,999 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.5%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule 13D amendment is filed by the Reporting Persons.
(2) As described in Item 5 below, Pinto LP holds 7,744,621 shares of Common Stock and 2,494,378 shares of Common Stock issuable pursuant to warrants. Pinto LLC serves as the sole general partner of Pinto GP, which serves as the sole general partner of Pinto LP. Pinto LLC and Pinto GP own no securities of the Issuer directly and share power to vote and dispose of the shares held by Pinto LP. Crawford and Melrose serve as managers of Pinto LLC and may be deemed to share power to vote and dispose of the shares held by Pinto LP; however, they disclaim beneficial ownership of the shares held by Pinto LP, except to the extent of their pecuniary interests therein. Pinto LLC also disclaims beneficial ownership of the shares held by McInerney.
(3) This percentage is calculated based upon 94,628,937 shares of Common Stock outstanding (as of July 28, 2008) as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on August 11, 2008.

CUSIP No.	457660 10 8

1	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) Matthew S. Crawford

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑ (1)
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		128,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,238,999 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		128,000

WITH:	10	SHARED DISPOSITIVE POWER

10,238,999 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,366,999 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D amendment is filed by the Reporting Persons.
(2) As described in Item 5 below, Pinto LP holds 7,744,621 shares of Common Stock and 2,494,378 shares of Common Stock issuable pursuant to warrants. Pinto LLC serves as the sole general partner of Pinto GP, which serves as the sole general partner of Pinto LP. Pinto LLC and Pinto GP own no securities of the Issuer directly and share power to vote and dispose of the shares held by Pinto LP. Crawford and Melrose serve as managers of Pinto LLC and may be deemed to share power to vote and dispose of the shares held by Pinto LP; however, they disclaim beneficial ownership of the shares held by Pinto LP, except to the extent of their pecuniary interests therein. Crawford also disclaims beneficial ownership of the shares held by Melrose and McInerney.
(3) This percentage is calculated based upon 94,628,937 shares of Common Stock outstanding (as of July 28, 2008) as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on August 11, 2008.

CUSIP No.	457660 10 8

1	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) Evan S. Melrose

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑ (1)
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		149,504

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,238,999 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		149,504

WITH:	10	SHARED DISPOSITIVE POWER

10,238,999 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,388,503 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D amendment is filed by the Reporting Persons.
(2) As described in Item 5 below, Pinto LP holds 7,744,621 shares of Common Stock and 2,494,378 shares of Common Stock issuable pursuant to warrants. Pinto LLC serves as the sole general partner of Pinto GP, which serves as the sole general partner of Pinto LP. Pinto LLC and Pinto GP own no securities of the Issuer directly and share power to vote and dispose of the shares held by Pinto LP. Crawford and Melrose serve as managers of Pinto LLC and may be deemed to share power to vote and dispose of the shares held by Pinto LP; however, they disclaim beneficial ownership of the shares held by Pinto LP, except to the extent of their pecuniary interests therein. Melrose also disclaims beneficial ownership of the shares held by Crawford and McInerney.
(3) This percentage is calculated based upon 94,628,937 shares of Common Stock outstanding (as of July 28, 2008) as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on August 11, 2008.

CUSIP No.	457660108

1	NAME OF REPORTING PERSONS. I.R.S. Identification No(s). of above person(s) (entities only) Timothy McInerney

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑ (1)
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		1,099,481(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,099,481(2)

WITH:	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,099,481(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D amendment is filed by the Reporting Persons.
(2) McInerney holds 434,121 shares of Common Stock and 665,360 shares of Common Stock issuable pursuant to warrants. McInerney disclaims beneficial ownership of the shares held by Pinto LP, Pinto GP, Pinto LLC, Crawford and Melrose.
(3) This percentage is calculated based upon 94,628,937 shares of Common Stock outstanding (as of July 28, 2008) as set forth in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on August 11, 2008.

     This Amendment No. 2 (the “Second Amendment”) amends certain information in the statement on Schedule 13D filed with the Securities and Exchange Commission on July 9, 2008, as amended on July 21, 2008 (the “Schedule 13D”), by Pinto Technology Ventures, L.P. (“Pinto LP”), (ii) Pinto Technology Ventures GP, L.P. (“Pinto GP”), (iii) Pinto TV GP Company LLC (“Pinto LLC”), (iv) Matthew S. Crawford (“Crawford”) and Evan S. Melrose (“Melrose” and, together with Pinto LP, Pinto GP, Pinto LLC and Crawford, the “PTV Reporting Persons”) with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of InSite Vision Incorporated, a Delaware corporation (the “Issuer”). Upon the completion of the Issuer’s 2008 Annual Meeting of Stockholders, Timothy McInerney “(McInerney”) ceased to be a member of a “group” within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with the PTV Reporting Persons. As a result, this Second Amendment is also being filed for the purpose of removing McInerney as a Reporting Person under Section 13 of the Exchange Act. Accordingly, Mr. McInerney will not be included on future Schedule 13D filings of the PTV Reporting Persons. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.
Item 2. Identity and Background
     ITEM 2 OF THE SCHEDULE 13D IS HEREBY AMENDED AND RESTATED AS FOLLOWS:
(a)	This Second Amendment is filed by (i) Pinto LP, Pinto GP, Pinto LLC, Crawford, Melrose and McInerney (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Second Amendment..

(b)	The address of the principal place of business of the Pinto Reporting Persons is 221 West 6th Street, Suite 700, Austin, Texas 78701. The business address of McInerney is c/o Riverbank Capital Securities, 689 Fifth Avenue, 14th Floor, New York, New York 10022.

(c)	The principal business of the Reporting Persons is venture capital investments.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Pinto LP is a Delaware limited partnership. Pinto GP is a Delaware limited partnership. Pinto LLC is a Delaware limited liability company. Each of Crawford, Melrose and McInerney are citizens of the United States of America.
In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling Pinto LLC, the general partner of Pinto GP, the general partner of Pinto LP (the “Listed Persons”), required by Item 2 of Schedule 13D is listed on Schedule I hereto and is incorporated by reference herein.

CUSIP No. 457660 10 8
Item 4. Purpose of Transaction
ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:
As previously reported in the Schedule 13D, Pinto LP delivered a notice to the Issuer of its intention to nominate the following individuals (the “PTV Nominees”) as nominees for election to the Issuer’s Board of Directors (the “Board”) at the 2008 Annual Meeting of Stockholders: (i) Rick D. Anderson, (ii) Timothy P. Lynch, (iii) Timothy McInerney, (iv) Evan S. Melrose, M.D., (v) Robert O’Holla and (vi) Anthony J. Yost.
Consistent with such previously disclosed intentions, in August 2008, Pinto LP filed proxy materials for the solicitation of proxies to vote for the Nominees at the Issuer’s 2008 Annual Meeting of Stockholders. At the September 22, 2008 meeting, the PTV Nominees were elected, effective September 23, 2008, to one-year terms expiring at the 2009 Annual Meeting of Stockholders. As a result of the election, two individuals affiliated with Pinto LP, Evan Melrose, M.D. and Rick D. Anderson, were elected to the Board. In connection with their election to the Board, each of the new directors, including Dr. Melrose and Mr. Anderson, were granted options to acquire 30,000 shares of common stock, at an exercise price of $0.52 per share.
The Reporting Persons may, from time to time, seek to change or influence control of the Issuer, including, without limitation, in the case of Dr. Melrose in his capacity as a Board member, by seeking to influence the selection of management personnel and the removal, election and/or appointment of alternate members of the Board, or propose or support extraordinary corporate transactions such as mergers or reorganizations.

CUSIP No. 457660 10 8
Item 5. Interest in Securities of the Issuer
     ITEM 5 OF THE SCHEDULE 13D IS HEREBY AND RESTATED AS FOLLOWS:
     The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of September 25, 2008:

		Warrants	Sole	Shared	Sole	Shared
	Shares Held	Held	Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
Reporting Persons	Directly	Directly	Power	Power (1)	Power	Power (1)	Ownership	of Class (2)
Pinto LP	7,744,621	2,494,378	0	10,238,999	0	10,238,999	10,238,999	10.5%

Pinto GP	0	0	0	10,238,999	0	10,238,999	10,238,999	10.5%

Pinto LLC	0	0	0	10,238,999	0	10,238,999	10,238,999	10.5%

Crawford	128,000	0	128,000	10,238,999	128,000	10,238,999	10,366,999	10.7%

Melrose	149,504	0	149,504	10,238,999	149,504	10,238,999	10,388,503	10.7%

McInerney	434,121	665,360	1,099,481	0	1,099,481	0	1,099,481	1.2%

(1)	Pinto LLC serves as the sole general partner of Pinto GP, which serves as the sole general partner of Pinto LP. Pinto LLC and Pinto GP own no securities of the Issuer directly and share power to vote and dispose of the shares held by Pinto LP. Crawford and Melrose serve as managers of Pinto LLC and may be deemed to share power to vote and dispose of the shares held by Pinto LP; however, they disclaim beneficial ownership of the shares held by Pinto LP, except to the extent of their pecuniary interests therein.

(2)	This percentage is calculated based upon 94,628,937 shares of Common Stock outstanding (as of July 28, 2008) as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on August 11, 2008.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
ITEM 6	OF THE SCHEDULE 13D IS HEREBY AND RESTATED AS FOLLOWS:
Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7.   Material to Be Filed as Exhibits
ITEM 7   OF THE SCHEDULE 13D IS HEREBY AMENDED AND RESTATED AS FOLLOWS:
     A. Agreement regarding filing of joint Schedule 13D, dated July 21, 2008, by the Reporting Persons, filed on July 21, 2008.

CUSIP No. 457660 10 8
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 25, 2008
PINTO TECHNOLOGY VENTURES, L.P.

By:	Pinto Technology Ventures GP, L.P.
Its:	General Partner
By:	Pinto TV GP Company LLC
Its:	General Partner

By:	/s/ Evan S. Melrose

Name:	Evan S. Melrose

Manager

PINTO TECHNOLOGY VENTURES GP, L.P.

By:	Pinto TV GP Company LLC
Its:	General Partner

By:	/s/ Evan S. Melrose

Name:	Evan S. Melrose

Manager

PINTO TV GP COMPANY LLC

By:	/s/ Evan S. Melrose

Name:	Evan S. Melrose

Manager

/s/ Matthew S. Crawford
Matthew S. Crawford

/s/ Evan S. Melrose
Evan S. Melrose

/s/ Timothy McInerney
Timothy McInerney
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. 457660 10 8
SCHEDULE I
Matthew S. Crawford
c/o PTV Sciences
221 West 6th Street, Suite 700
Austin, Texas 78701
Principal Occupation: Principal of venture capital investment partnerships
Citizenship: United States of America
Evan S. Melrose
c/o PTV Sciences
221 West 6th Street, Suite 700
Austin, Texas 78701
Principal Occupation: Principal of venture capital investment partnerships
Citizenship: United States of America

CUSIP No. 457660 10 8
EXHIBIT INDEX
A. Agreement regarding filing of joint Schedule 13D, dated July 21, 2008, by the Reporting Persons, filed on July 21, 2008.